CUSIP NO. 89235K105               Schedule 13D                      Page 1 of 14


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                   RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(a)

                          (AMENDMENT NO. __________)(1)

                         Achillion Pharmaceuticals Inc.
                                (Name of issuer)

                         Common Stock, par value $0.001
                         (Title of class of securities)

                                    00448Q201
                                 (CUSIP number)

          Jarlyth H. Gibson, Assistant Compliance Officer 617-951-9493
        C/o Advent International Corporation, 75 State Street, 29th Floor
                                Boston, MA 02109
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                October 31, 2006
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:. [ ]

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89235K105               Schedule 13D                      Page 2 of 14


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advent International Corporation
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        1,159,440
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON        1,159,440
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,159,440
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.79%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO, IA
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 3 of 14


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advent International Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        1,126,750
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON        1,126,750
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,126,750
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.58%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 4 of 14


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advent Healthcare and Life Sciences II Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        1,045,360
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON        1,045,360
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,045,360
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     7.03%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 5 of 14


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Germany
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        81,390
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON        81,390
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     81,390
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.55%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 6 of 14


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advent Partners HLS II Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        23,186
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON        23,186
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     23,186
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.16%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                      Page 7 of 14


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
     Advent Partners Limited Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (A) [X]
                                                                         (B) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY
--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
                        9,504
    NUMBER OF      -------------------------------------------------------------
     SHARES        8    SHARED VOTING POWER
  BENEFICIALLY          None
    OWNED BY       -------------------------------------------------------------
      EACH         9    SOLE DISPOSITIVE POWER
REPORTING PERSON        9,504
      WITH         -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        None
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     9,504
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES    [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     0.06%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
--------------------------------------------------------------------------------

CUSIP NO. 89235K105               Schedule 13D                     Page 8 of 14


Item 1. Security and Issuer

     This statement on Schedule 13D relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in the Common Stock, par value $0.001 per share (the "Common Stock"), of Achillion Pharmaceuticals Inc., a Delaware corporation (the "Corporation"). The address of the principal executive office of the Corporation is 300 George Street, New Haven, CT 06511.

Item 2. Identity and Background

     (a) (b) (c) (f) This statement is being filed by the following entities:

     (1) Advent International Corporation, a Delaware corporation;

     (2) Advent International Limited Partnership, a Delaware limited partnership;

     (3) Advent Healthcare and Life Sciences II, a Delaware limited partnership;

     (4) Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG, a Germany limited partnership;

     (5) Advent Partners HLS II Limited Partnership, a Delaware limited partnership;

     (6) Advent Partners Limited Partnership, a Delaware limited partnership;

     The entities listed in subparagraphs (1) through (6) above are herein collectively referred to as the "Reporting Persons" and individually as a "Reporting Person."

     Advent International Corporation ("AIC") is a Delaware corporation, and the persons serving as its directors and executive officers are set forth on Schedule A hereto.

     Advent International Corporation is the General Partner of Advent Partners HLS II Limited Partnership, Advent Partners Limited Partnership and Advent International Limited Partnership ("AILP"). Advent International Limited Partnership is the General Partner of Advent Healthcare and Life Sciences II Limited Partnership as well as the Managing Limited Partner of Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. The principal business address of each Reporting Person is c/o Advent International Corporation, 75 State Street, Boston, MA 02109.

     The principal business of Advent International Corporation is to operate as an investment advisory firm and to make private equity investments. The principal business of each Reporting Person other than Advent International Corporation and Advent International Limited Partnership is to provide risk capital for, and make investments in the securities of, privately held and other businesses.

CUSIP NO. 89235K105               Schedule 13D                     Page 9 of 14


     (d) (e) During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     The Reporting Persons acquired shares of Series B Preferred Stock for an aggregate price of $2,382,353 on January 28, 2000 and additional shares of Series B Preferred Stock on October 16, 2000 for an aggregate price of $3,769,999. The Reporting Persons acquired shares of Series C Preferred Stock on November 16, 2001 for an aggregate price of $2,499,999.29. The Reporting Persons acquired Convertible Promissory Notes on July 12, 2004 and October 28, 2004 for a price of $688,192 and $1,032,288 respectively. In connection with a Note Conversion and an additional investment of $532,478, the Reporting Persons acquired shares of Series C2 Preferred Stock on November 17, 2005. Additional Series C2 Preferred Stock was acquired on March 22, 2006 for an aggregate price of $300,000. On November 17, 2005 the Reporting Persons acquired two series of Warrants (the "Warrants") to Purchase Common Stock at an exercise price of $0.50. The source of the funds used to purchase the Securities was derived from the working capital of the Reporting Persons (other than AIC and AILP).

     In conjunction with the Corporation's Initial Public Offering, which became effective on October 24, 2006, a 1-for-8 reverse stock split occurred. Upon the closing of the Issuer's Initial Public Offering on October 31, 2006, additional shares of preferred stock were issued in the form of a dividend which was paid upon the conversion of the preferred stock and each share of Series B Convertible Preferred Stock and Series C-2 Convertible Preferred Stock automatically converted into approximately 0.125 shares of common stock and each share of the Series C Convertible Preferred Stock automatically converted into approximately 0.149 shares of common stock. As a result of the 1-for-8 reverse stock split, the exercise price of the Warrants increased from $0.50 to $4.00 and the number of Warrants decreased accordingly.

Item 4. Purpose of Transaction.

     The Reporting Persons acquired the securities of the Corporation strictly for investment purposes. The Reporting Persons intend to periodically review their investment in the Corporation. Depending upon future evaluations of the business prospects of the Corporation and upon other developments, including, but not limited to, general economic and business conditions and market conditions, the Reporting Persons may determine to increase or decrease their equity interest in the Corporation by acquiring additional Securities, or by disposing of all or a portion of the Securities now held.

CUSIP NO. 89235K105               Schedule 13D                     Page 10 of 14


     Except as set forth in this statement, none of the Reporting Persons nor, to the best of their knowledge, any person listed on Schedule A hereto, has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Corporation, or the disposition of securities of the Corporation; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Corporation or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Corporation or any of its subsidiaries; (d) any change in the present board of directors or management of the Corporation, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Corporation; (f) any other material change in the Corporation's business or corporate structure; (g) changes in the Corporation's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Corporation by any person; (h) causing a class of securities of the Corporation to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Corporation becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) The following table sets forth the aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person named in Item 2 of this statement (based upon 14,848,637 shares of Common Stock outstanding as October 31, 2006). The aggregate number and percentage of the Common Stock beneficially owned by each Reporting Person is calculated in accordance with Rule 13d-3.

                                                                                      Percentage
                                                          Number of Shares                of
                                                 ---------------------------------      Common
                                                   Common                               Stock
Reporting Person                                   Stock      Warrants     Total     Outstanding
----------------                                 ---------   ---------   ---------   -----------
Advent International Corporation (1)(2)(3)       1,116,432     43,008    1,159,440       7.79%
Advent International Limited Partnership (1)     1,084,954     41,796    1,126,750       7.58%
Advent Healthcare and Life Sciences II Limited
   Partnership(2)                                1,006,582     38,778    1,045,360       7.03%
Advent Healthcare and Life Sciences II
   Beteiligung GmbH & Co. KG (2)                    78,372      3,018       81,390       0.55%
Advent Partners HLS II Limited Partnership (3)      22,326        860       23,186       0.16%
Advent Partners Limited Partnership(3)               9,152        352        9,504       0.06%
                                                 ---------     ------    ---------       ----
Total Group                                      1,116,432     43,008    1,159,440       7.79%
                                                 =========     ======    =========       ====

(1) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner and the Managing Limited Partner of the

CUSIP NO. 89235K105               Schedule 13D                     Page 11 of 14


     indicated Reporting Persons. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

(2) Advent International Corporation ("AIC") is the General Partner of Advent International Limited Partnership ("AILP") which in turn is the General Partner of Advent Healthcare and Life Sciences II Limited Partnership as well as the Managing Limited Partner of Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG. As such, AIC has the sole power to vote and dispose of the securities owned by the indicated Reporting Persons. The beneficial ownership of AIC and AILP derive from such power.

(3) AIC is the General Partner of the indicated Reporting Person. As such, AIC has the power to vote and dispose of the securities of Advent Partners HLS II Limited Partnership and Advent Partners Limited Partnership.

     (b) Each of the Reporting Persons listed in the table set forth above has sole voting and dispositive power over the Common Stock beneficially owned by it as indicated above.

     (c) Other than the acquisition of the Securities, none of the Reporting Persons and the persons set forth on Schedule A and in Item 2(d) hereto has effected any transactions in the Common Stock during the last 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The following summaries of certain provisions of the Lock-Up Agreement and the Waiver of Registration Rights which are qualified in their entirety by reference to such documents (copies of which are attached hereto as Exhibits 1 and 2 respectively).

     Directors, Executive Officers and certain other stockholders of Achillion entered into Lock-Up agreements, pursuant to which such parties agreed, with certain exceptions, not to sell, transfer or otherwise dispose of any Achillion securities held by those Directors, Executive Officers and certain other stockholders during the period beginning on the date of the final prospectus and ending on the date that is 180 days following the date of the final prospectus ("the Lock-Up").

     Stockholders who previously signed the Stockholders' and Investor Rights Agreement relating to the preferred stock financings were asked to approve the termination of the Stockholders' Agreement and the termination of certain provisions of the Investor Rights Agreement relating to Achillion's covenants, effective upon the consummation of the IPO, by signing the Waiver of Registration Rights.

CUSIP NO. 89235K105               Schedule 13D                     Page 12 of 14


Item 7. Materials to be Filed as Exhibits.

Exhibit No.   Description
-----------   -----------
     1        Lock-Up Agreement dated September 2006
     2        Waiver of Registration Rights dated October 10, 2006.

              (The Remainder of this Page Left Intentionally Blank)

CUSIP NO. 89235K105               Schedule 13D                     Page 13 of 14


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2006

Advent Healthcare and Life Sciences II Limited Partnership

By: Advent International Limited Partnership,
    General Partner
By: Advent International Corporation,
    General Partner
By: Jarlyth H. Gibson, Assistant Compliance Officer*

Advent Healthcare and Life Sciences II Beteiligung GmbH & Co. KG

By: Advent International Limited Partnership,
    Managing Limited Partner
By: Advent International Corporation,
    General Partner
By: Jarlyth H. Gibson, Assistant Compliance Officer*

Advent International Limited Partnership
Advent Partners HLS II Limited Partnership
Advent Partners Limited Partnership

By: Advent International Corporation,
    General Partner
By: Jarlyth H. Gibson, Assistant Compliance Officer*

Advent International Corporation
By: Jarlyth H. Gibson, Assistant Compliance Officer*

*For all of the above:

/s/ Jarlyth H. Gibson
-------------------------------------
Jarlyth H. Gibson, Assistant
Compliance Officer

CUSIP NO. 89235K105               Schedule 13D                     Page 14 of 14


                                   SCHEDULE A

          The name and present principal occupation of each executive officer and director of Advent International Corporation is set forth below. The business address of each executive officer and director of Advent International Corporation is c/o Advent International Corporation, 75 State Street, Boston, Massachusetts 02109. All of the persons listed below are United States citizens.

I. Advent International Corporation

                               Position with                 Principal
                           Advent International             Occupation
Name                            Corporation               (if different)
----                       --------------------           --------------
Peter A. Brooke                  Chairman

Thomas H. Lauer            Senior Vice President
                             Managing Director
                          Chief Financial Officer
                            Assistant Secretary
                           Executive Officers'
                             Committee Member

Ernest G. Bachrach         Executive Officers'
                             Committee Member

David M. Mussafer                Director
                           Executive Officers'
                             Committee Member

William C. Schmidt         Executive Officers'
                             Committee Member

John B. Singer             Executive Officers'
                             Committee Member

Steven M. Tadler                 Director
                           Executive Officers'
                             Committee Member

Janet L. Hennessy    Senior Vice President of Finance
                                  Partner
                         Chief Compliance Officer
                           Assistant Secretary

John F. Brooke                   Director               General Partner of
                                                              Brooke
                                                          Private Equity

Mark Hoffman                     Director                   Chairman of
                                                             Cambridge
                                                          Research Group

David W. Watson                  Secretary                   Attorney